

RECEIVED
2006 AUG 18 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



06016142

SUPPL

Date, August 11. 2006

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

in connection with WashTec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, enclosed please find_our

- **interim report Q2 2006**
- ad hoc notification of **August 03rd, 2006** concerning **"WashTec AG increases revenues and earnings in the first half of 2006 "**

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

Sincerely,

WashTec AG

Po Marius Pfeilschifter

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Aufsichtsrat-Vorsitzender: Alexander von Engelhardt

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg

101/04.06

WashTec AG increases revenues and earnings in the first half of 2006

- **Revenue up 19.0% to EUR 125.9m**
- **Earnings before taxes (EBT) up 22.4% to EUR 6.0m**
- **Small-scale acquisition boosts sales activities in Italy**

Augsburg, Germany, August 3, 2006 – The WashTec Group (ISIN DE0007507501) is still on its growth path. In the first half of 2006, the leading provider of vehicle washing solutions worldwide increased its revenues as well as its earnings.

Revenues increased by 19.0% in the first six months of the current fiscal year to EUR 125.9m. In the same period, EBT rose 22.4% to EUR 6.0m. EBITDA improved by EUR 0.1m compared with the first half of 2005 to EUR 11.0m. These figures include extraordinary expenses of EUR 4.4m for phantom stock.

The WashTec Group's overall dynamic growth continued in the second quarter of the current year. An optimal marketing approach as well as successful product launches boosted the volume of business in the core European markets. WashTec enhanced its competitive position in Italy with a small-scale acquisition, taking over the employees and assets of a local manufacturer. According to Thorsten Krüger, CEO of WashTec AG, the acquisition in Italy not only enhanced WashTec's position in this important market, it also expanded the company's product portfolio in the conveyor segment.

The integration of the US subsidiary Mark VII, acquired at the beginning of 2006, is on track and expected to be completed ahead of schedule by the end of the current fiscal year. Mark VII's revenues, which fell short of expectations in the first quarter due to dramatic petrol price increases, recovered slightly in the second quarter.

Liabilities to banks were up compared with year-end 2005 to EUR 62.7m, largely as a result of the acquisition of Mark VII. The equity ratio amounted to 26.4% as of June 30, 2006. As of this date, the WashTec Group employed 1,418 people. In the first half of 2006, investments totaled EUR 18.8m (prior-year period: EUR 3.6m).

Outlook

The integration of Mark VII will continue in the second half of the fiscal year and is expected to be complete by year-end.

At the Augsburg site, the remaining production areas are being optimized for commercial vehicle wash systems, conveyor washes and jet wash equipment. In this

context, the second part of a new production hall is being built at the Augsburg site. Once this phase of production enhancement is complete, all production areas and material flows should have been optimized by year-end. This will result in further efficiency increases.

The Company will present innovations in all product areas at the world's largest trade fair for the industry, automechanika in Frankfurt, in September 2006. These innovations will include a basic rollover sytem that is being developed in order to meet market requirements in regards to a reduced number of washes or programme options.

WashTec aims to build on its position as market, innovation and return on investment leader. In this context, we will continue to actively analyze individual markets in order to ensure an optimal marketing approach. Small-scale acquisitions may be made.

As the most dynamic company in the industry, WashTec aims to achieve another significant increase in earnings in 2006.

Key Performance Indicators:

EUR m	H1 2006	H1 2005
Revenues	125.9	105.8
EBITDA	11.0	10.9
EBT	6.0	4.9

The complete H1 report may be downloaded from our website at www.washtec.de.

Contact:
WashTec AG Tel: +49 (0) 821-5584-0
Karoline Kalb E-mail: kkalb@washtec.de

WashTec AG
Argonstrasse 7
86153 Augsburg
Germany

Tel.: +49 (0)821 - 55 84 - 0
Fax: +49 (0)821 - 55 84 - 1135


WashTec

Continued Dynamic Revenue Growth in the First Half of 2006:

- **Revenues up EUR 20.1m to EUR 125.9m (up 19.0%)**
- **EBT at EUR 6.0m (2005: EUR 4.9m; up 22.4%)**
- **Concentrated efforts in sales activities in Italy**

		H1 2006	H1 2005	Change
Revenues	EUR m	125.9	105.8	20.1
EBITDA	EUR m	11.0	10.9	0.1
EBT	EUR m	6.0	4.9	1.1
Investments	EUR m	18.8	3.6	15.2
Employees as of June 30		1,418	1,321	97
Earnings per share*	EUR	0.24	0.25	–0.01
Cash flows	EUR m	6.7	7.9	–1.2

* •diluted = basic; number of shares: Q2 2006: 15,200,000, Q2 2005; weighted average number: 11,653,333

Dear Shareholders,

The dynamic development of the WashTec Group, the leading provider of innovative solutions in the area of vehicle washing systems worldwide, continued in the second quarter of the fiscal year.

The extremely positive business performance of the first quarter continued in the second quarter.

In the first half of the year, revenues rose 19.0% against the prior-year period. An optimal marketing approach paired with successful product launches in 2005 resulted in higher revenues in the core markets in Europe. The revenues of Mark VII, the subsidiary acquired at the beginning of the fiscal year, which fell short of expectations in the first quarter due to dramatic petrol price hikes, recovered slightly in the second quarter.

EBT stood at EUR 6.0m, compared with EUR 4.9m in six months of 2005. This includes expenses of EUR 4.4m for phantom stocks (prior-year period: EUR 1.1m). The programs of fiscal years 2003 to 2005 have been closed and will fall due for payment in the current year. Cash flows from operating activities of EUR 6.7m in the first half of the year were lower than in the prior year (EUR 7.9m) as a result of the disbursement of parts of the phantom stock remuneration and the acquisition of Mark VII.

The integration of Mark VII is proceeding and will be completed ahead of schedule at the end of the fiscal year. In April, assembly commenced of the Softwash rollover systems in Denver, USA. The modernization of production facilities to bring them in line with the WashTec Standard is scheduled to be completed in the fourth quarter.

Improved servicing of the Italian market and extension of the product program of the WashTec Group following the purchase of assets from a local Italian manufacturer.

Activities in Italy were stepped up through the purchase of the assets and transfer of 7 employees of a local manufacturer. This will enable the Company to improve its offerings on the Italian market and extend the product program of the WashTec Group in the conveyor segment.

The Austrian subsidiary celebrated its first anniversary in May. The positive customer response demonstrates that a local organization can achieve optimal market penetration.

The general shareholders' meeting was held on May 30 in Augsburg, Germany. The management board presented a detailed report on the successful fiscal year 2005 to the shareholders. In a film, shareholders were given an insight into the restructuring of production at the Augsburg site. All proposals for resolutions made by the management and supervisory boards were adopted with a large majority.

As of June 30, 2006, the WashTec share price fell to EUR 13.20 (XETRA) following the general market trend after rising sharply up to EUR 16.20 in the period from the beginning of the year until May.

Economic Climate and Market

Economic climate optimistic both in Germany and abroad

The economic climate in Europe continues to be optimistic. In June, the Ifo business climate index for the German economy reached its highest level since February 1991. The year-on-year rise in the GDP is due in particular to a higher volume of exports.

The general economic trend and the rising price of crude oil during the first six months did not adversely affect the investment behavior of mineral oil companies and investors in the European car wash business in the long term.

The economic climate in the US is also positive. In the first quarter, economic growth reached its highest level for two-and-a-half years. Experts are expecting the US economy to slow over the next few quarters.

The reluctance of US investors to invest in the car wash business in the first quarter due to sharp increases of petrol crises abated in the second quarter.

Revenues

In EUR m, IFRSs	Jan. 1 – Jun. 30, 2006	Jan. 1 – Jun. 30, 2005
Abroad	81.4	60.6
Germany	44.5	45.2
Total revenues	**125.9**	**105.8**

Increase in foreign business from 57.3% to 64.7%

In the first half of the year, the WashTec Group's revenues rose by EUR 20.1m or 19.0% to EUR 125.9m. This growth was mainly generated abroad as is evidenced by the increase in foreign business. Foreign business rose from 57.3% in the first half of the prior year to 64.7% in the first half of this year. As regards foreign revenues, the revenues of Mark VII, which have been consolidated since the beginning of the year, should be taken into account when comparing against the prior year. The revenues of Mark VII, USA, which lagged behind expectations in the first quarter, recovered slightly in the second quarter.

The positive revenue trend also continued in other European countries.

At EUR 44.5m, domestic revenues approximated the prior-year level.

The rollover systems of the SoftCare family continue to be the main revenue driver in the machines business. Revenues in the area of jet wash and car wash conveyors were also up on the prior year.

Net profit

In EUR m, IFRSs	Jan. 1 – Jun. 30, 2006	Jan. 1 – Jun. 30, 2005
EBITDA	11.0	10.9
EBT	6.0	4.9

EBT up EUR 1.1m to EUR 6.0m

EBT was up EUR 1.1m against the prior-year period. This was due in particular to the rise in absolute gross profit as a result of revenue growth. The growth in profit is also attributable to the improved cost structure.

At EUR 11.0m, EBITDA was slightly above the level of the first half of 2005 (up EUR 0.1m). This includes expenses of EUR 4.4m for phantom stocks from 2005 (prior-year period: EUR 1.1m).

The gross profit margin (as a percentage of revenues) stood at 59.4% (prior year: 59.9%) in the first six months. The change in the regional and product mix through the acquisition of Mark VII should be taken into account in a year-on-year comparison. Mark VII mainly generates its revenues via a dealer network with lower gross profit margins than in direct business. The gross profit margin rose slightly in the first quarter.

In the first half of the year, personnel expenses increased by EUR 7.8m to EUR 45.3m due to the higher headcount and the extraordinary expenses for phantom stocks. The personnel expenses ratio was 36.0%. Other operating expenses increased at a lower rate than revenues, up EUR 3.5m at EUR 18.5m. At EUR 3.2m, amortization, depreciation and impairment losses were slightly below the prior-year level (prior year: EUR 3.4m).

As a result of improved conditions, financial expenses decreased by EUR 2.6m to EUR 1.8m.

Balance Sheet

Assets in EUR m, IFRSs	Jun. 30, 2006	Dec. 31, 2005
Non-current assets	124.1	108.6
Current assets	74.0	72.3
Prepaid expenses	1.8	1.5
Total assets	**199.9**	**182.5**

Non-current assets rose from EUR 108.6m to EUR 124.1m against December 31, 2005 as a result of the consolidation of Mark VII and the purchase of the assets of a local Italian manufacturer.

Intangible assets increased from EUR 42.2m to EUR 58.8m. Property, plant and equipment increased from EUR 36.2m to EUR 36.8m.

Current assets rose at a lower rate than the volume of revenues. At EUR 29.2m, inventories remained of the level at the end of December (EUR 29.0m). At EUR 38.9m, receivables also rose at a lower rate than the increase in revenues (Dec 31, 2005: EUR 33.4m).

Equity and liabilities in EUR m, IFRSs	Jun. 30, 2006	Dec. 31, 2005
Equity	52.7	49.3
Liabilities to banks	62.7	51.1
Other liabilities and provisions	79.0	75.7
Deferred income	5.5	6.4
Total equity and liabilities	**199.9**	**182.5**

Equity ratio as of June 30, 2006: 26.4%

Equity increased to EUR 52.7m due to the positive net profit for the first half of the year. This represents an equity ratio of 26.4%.

Compared with December 31, 2005, liabilities to banks were up EUR 11.6m to EUR 62.7m, due in particular to the financing of the acquisition of Mark VII, disbursements arising from the expired phantom stock programs and customary mid-year payments such as vacation pay. The assets of the Italian manufacturer were acquired using existing credit lines. Part of the purchase price is an earn-out component if business performs well in the following two fiscal years. The remaining subordinated loan of EUR 1.8m was fully repaid.

Trade payables rose slightly by EUR 3.9m to EUR 10.9m due to the higher revenues.

Current provisions dropped to EUR 24.5m (December 31, 2005: EUR 26.7m), due in particular to disbursements arising from parts of the phantom stock programs.

Cash Flow Statement

In the first six months, net cash flows from operating activities stood at EUR 6.7m (prior-year period: EUR 7.9m) and cash flows from investing activities at EUR 18.8m (prior-year period: EUR 3.6m).

As of the balance sheet date, total cash and cash equivalents decreased by EUR 8.4m (prior-year period: EUR +3.1m).

Investments

Focus of acquisitions: acquisition and integration of Mark VII and purchase of the assets of an Italian manufacturer.

In the first six months, the WashTec Group invested a total of EUR 18.8m (prior year: EUR 3.6m). Investment activities focused on the acquisition of Mark VII in the first quarter and the acquisition of the assets of the Italian manufacturer and investments in connection with the integration of Mark VII in the second quarter.

Employees

As of June 30, 2006, the WashTec Group employed a total of 1,418 employees, which represents an increase of 97 compared with the prior year. Compared with December 31, 2005, there were 136 new employees, mainly due to the acquisition of Mark VII.

The WashTec Share

The general shareholders' meeting was held on May 30, 2006 in Augsburg, Germany. The management board discussed the business performance of the last fiscal year, the development in the current year and the outlook with the shareholders. During and after the meeting, the visitors received information on the product program of the WashTec Group and were shown a film about the realignment of production at the Augsburg site.

At the general shareholders' meeting, the management board provided the shareholders with a detailed report of the successful fiscal year 2005. In a film, shareholders were given an insight into the restructuring of production at the Augsburg site.

All proposals for resolutions made by the executive bodies, such as adjustments to the articles of incorporation and bylaws as a result of the German Law on Corporate Integrity and Modernization of the Right of Avoidance [»Gesetz zur Unternehmensintegretät und Modernisierung des Anfechtungsrechts«: UMAG] and the non-disclosure of management remuneration for fiscal years 2007 and 2008, were approved with a large majority.

Active investor relations work was continued in the second quarter. Numerous one-on-ones were held during roadshows in London, Milan and Amsterdam. On May 24 WashTec took part in the Commerzbank – Capital Goods conference in Frankfurt, Germany. Following interviews with the management board, Frankfurter Allgemeine Zeitung, Capital Depesche and Plato Brief published detailed reports on WashTec AG.

The WashTec share is currently being covered by analysts from Berenberg Bank, Cazenove, HVB, HSBC Trinkaus & Burkard, Merill Lynch and MM Warburg.

Research coverage by Berenberg Bank, Cazenove, HVB, HSBC Trinkaus & Burkard, Merill Lynch and MM Warburg.

The WashTec share price rose steadily, peaking at EUR 16.20 (XETRA) by the middle of the second quarter. Following the weak German stock market trend, the share price fell in May and stood at around EUR 13.20 (XETRA) at the end of the second quarter.

There were no changes in the shareholder structure in the second quarter.
The shareholder structure thus breaks down as follows:

Voting rights in %	Jun. 30, 2006
Threadneedle Asset Management	11.1
Cycladic Capital Management	10.6
IED – International Equity Development GmbH	8.9
Power Capital Ltd.	6.2
Free float	**63.2**

Events After the End of the Reporting Period

No significant events occurred after the end of the reporting period.

Outlook

The further enhancement of distribution and marketing activities in Italy shall result in an additional increase in sales of EUR 6 to 10m in the medium-term.

The integration of Mark VII will be completed ahead of schedule at the end of the year.

The integration of Mark VII is expected to be complete ahead of schedule by year-end. The entire production layout will be optimized in accordance with the WashTec Standard in the second half of the fiscal year. In the area of IT, preparations are underway for the roll-out of SAP. The strategic product committee with representatives from development, product management, supply chain and sales is working on rounding off and optimizing the US product portfolio.

We are anticipating a slight recovery in the US market for vehicle washing systems in the second half of the year.

Plant structure concept phase 2 in Augsburg: optimization of the remaining production areas

At the Augsburg site, the remaining production areas are being optimized for commercial vehicle wash systems, conveyor washes and jet wash equipment. In this context, another new production hall is being built at the site. Once this phase of modernizing production is complete, all production areas and material flows should have been optimized by year-end. This will result in further increases in efficiency.

Preparations for implementing the Europe-wide replacement part logistics concept are on schedule. The first phase will be completed at the end of the year and from the beginning of the next fiscal year deliveries to subsidiaries will be made directly to customers. The realization of the project will result in a reduction in working capital and cost structures as well as improved supply capability.

The Company will present innovations in all product areas at the world's largest trade fair for the industry, *automechanika* in Frankfurt, in September 2006. These innovations will include a basic rollover sytem that has been developed in order to meet market requirements in regards to a reduced number of washing programmes.

WashTec aims to build on its position as market and innovation leader with the best returns on investments. In this connection, we will continue to actively sound out individual markets in order to ensure an optimal marketing approach. Additional Small-scale acquisitions may be made.

As the most dynamic company in the industry, we will strive to achieve another significant increase in earnings in 2006.

WashTec AG consolidated income statement

	First half 2006	First half 2005	April 1 – June 30, 2006	April 1 – June 30, 2005
	EUR k	EUR k	EUR k	EUR k
Revenues	125,868	105,841	66,372	56,063
Change in inventories	3,256	1,333	6,014	1,030
Other operating income	2,753	1,784	1,053	1,109
Total operating performance	131,877	108,958	73,439	58,203
Cost of materials	57,125	45,569	34,048	25,282
Gross profit	**74,752**	**63,389**	**39,391**	**32,920**
Personnel expenses	45,250	37,467	21,008	19,210
Other operating expenses	18,477	14,980	10,102	7,104
EBITDA	**11,025**	**10,942**	**8,281**	**6,607**
Amortization, depreciation and impairment losses	3,230	3,427	1,590	1,776
Goodwill amortization	0	0	0	0
EBIT	**7,795**	**7,514**	**6,691**	**4,831**
Financial result (net financial expense)	1,834	2,597	900	1,076
Profit from ordinary activities (EBT)	**5,960**	**4,917**	**5,791**	**3,754**
Income taxes	–2,385	–1,967	–2,317	–1,507
Net profit for the period	**3,576**	**2,950**	**3,474**	**2,247**
Earnings per share*	**€ 0.24**	**€ 0.25**	**€ 0.23**	**€ 0.19**

** Number of shares: Q2 2006: 15,200,000, Q2 2005: weighted average 11,653,333*

Rounded-off to K€, rounding off differences possible

WashTec AG Consolidated Balance Sheet

Assets	June 30, 2006	Dec 31, 2005
	EUR k	EUR k
Non-current assets		
Intangible assets	58,780	42,229
Property, plant and equipment	36,838	36,204
Financial assets	31	26
	95,649	78,459
Deferred tax assets	28,388	30,111
Non-current receivables and other assets	70	70
Total non-current assets	**124,107**	**108,640**
Current receivables and other assets		
Non-current assets available for sale	0	1,341
Inventories	29,210	29,000
Trade receivables	38,935	33,388
Other assets	2,308	1,690
	70,453	**65,419**
Cash and cash equivalents	3,559	6,909
Total current assets	**74,012**	**72,327**
Prepaid expenses	1,811	1,508
Total assets	**199,931**	**182,475**

Rounded-off to K€, rounding off differences possible

Equity and liabilities	June 30, 2006	Dec 31, 2005
	EUR k	EUR k
Equity		
Subscribed capital	40,000	40,000
Capital reserves	44,338	44,338
Other reserves	–9	179
Loss carryforward	–35,236	–44,659
Net profit for the period	3,576	9,423
	52,669	**49,281**
Non-current liabilities		
To banks and similar institutions	50,077	43,534
Loans and liabilities	6,014	5,987
Provisions	15,654	16,148
	71,746	**65,670**
Current liabilities		
Liabilities to banks and similar institutions	12,642	7,588
Trade payables	10,886	6,962
Advances received on account of orders	2,624	5,552
Provisions	24,517	26,653
Other	19,358	14,407
	70,028	**61,162**
Prepaid expenses	5,488	6,362
Total equity and liabilities	**199,931**	**182,475**

Rounded-off to K€, rounding off differences possible

WashTec AG consolidated cash flow statement

	June 30, 2006	June 30, 2005
	EUR k	EUR k
EBIT	7,795	7,514
Cash received from interest and dividends	284	180
Interest paid	−2,118	−2,777
Cost of capital increase	0	−1,051
Write-downs on non-current assets	3,230	3,427
Change in non-current provisions	−494	−340
Proceeds/loss from the sale of non-current assets	−711	−381
Gross cash flow	**7,985**	**6,573**
Increase/decrease in inventories	3,620	−432
Increase/decrease in trade receivables	−2,690	−4,195
Increase in trade payables	2,031	1,875
Change in other net current assets	−4,292	4,086
Net cash flows from operating activities (net cash flow)	**6,654**	**7,906**
Cash paid for investments in non-current assets	−5,027	−3,550
Cash received from the sale of non-current assets	2,426	0
Cash paid for the acquisition of Mark VII	−16,165	0
Net cash flows used in investing activities	**−18,766**	**−3,550**
Cash received from the raising of long-term borrowings	11,000	0
Cash paid for the repayment of subordinated loans	−1,836	0
Repayment of non-current liabilities from finance leases	−846	−1,237
Repayment of non-current liabilities to banks	−1,610	0
Rescheduling of non-current bank liabilities to current liabilities	−3,000	0
Net cash flows used in financing activities	**3,708**	**−1,237**
Net decrease/increase in cash and cash equivalents*	**−8,404**	**3,119**
Cash and cash equivalents as of January 1	**−679**	**−2,903**
Cash and cash equivalents as of June 30	**−9,083**	215
Bank balances	**3,559**	**2,266**
Current liabilities to banks	**−12,642**	**−2,050**

**The cash flows of the reporting period adjusted for rescheduling come to -EUR 5,404m*

Rounded-off to K€, rounding off differences possible

Equity statement of WashTec AG

	Subscribed capital	Capital reserve	Accumulated profit	Other reserves	Total
	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k
As of Dec. 31, 2005	**40,000**	**44,338**	**–35,236**	**179**	**49,281**
Cost of capital increase					0
Capital increase					0
Profit/loss recognized directly in equity				–56*	–56
Taxes on items recognized directly in equity				–133*	–133
Net profit for 2006			3,576		3,576
As of June 30, 2006	**40,000**	**44,338**	**–31,660**	**–10**	**52,669**

** Changes in value recognized in equity: EUR –188 k*

Rounded-off to K€, rounding off differences possible

Segment report to IFRS from January 1 to June 30, 2006

	Cleaning Technology		Systems		Consolidation		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k
External revenues	125,475	103,888	1,948	1,954	–1,555	0	125,868	105,841
Other income	2,753	1,781	0	3	0	0	2,753	1,784
EBIT	**8,139**	**7,004**	**434**	**510**	**–778**	**0**	**7,795**	**7,514**
Income from interest and financial assets	284	180	0	0	0	0	284	180
Interest and similar expenses	–2,027	–2,678	–91	–99	0	0	–2,118	–2,777
Profit from ordinary activities	**6,395**	**4,506**	**343**	**411**	**–778**	**0**	**5,960**	**4,917**
Income taxes							–2,385	–1,967
Consolidated net loss for the period							**3,576**	**2,950**

Rounded-off to K€, rounding off differences possible

General

Accounting Policies

This interim report was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable as of June 30, 2006. The accounting policies applied have not changed in comparison to those in the consolidated financial statements as of December 31, 2005.

To improve the clarity and readability of the reproduced balance sheet, income statement and cash flow statement of the WashTec Group, individual items have been summarized.

Consolidated Group

The consolidated group remained unchanged in comparison to the consolidated financial statements as of December 31, 2005.

Balance Sheet/Equity

WashTec AG's share capital amounted to EUR 40m as of June 30, 2006 and was divided into 15,200,000 shares.

Earnings Per Share

The earnings per share are calculated by dividing the net consolidated result by the number of shares:

	Jun. 30, 2006	Jun. 30, 2005
Net result	EUR 3.6m	EUR 3.0m
Number of shares	15,200,000	11,653,333*
Earnings per share**	EUR 0.24	EUR 0.25

*Weighted average number of shares outstanding **diluted = basic

Dividends

The Company did not distribute any dividends to its shareholders in the period under review.

Information on the Parent Company

As the ultimate group parent company, WashTec AG performs traditional cross-company tasks such as strategic business development, financial control and risk management for the subordinated subsidiaries.

As the Company does not have any operations of its own, its net assets, financial position, and results of operations depend exclusively on the economic development of its subsidiaries, which are given detailed consideration below.

The subsidiaries of WashTec AG are WashTec Holding GmbH and WesuRent Car Wash Marketing GmbH.

Financial Calendar

Q3 Report	November 2006
Analysts Conference/ Equity Forum	November 28/29, 2006
Annual Report for 2006	March 31, 2007

Contact

WashTec AG
Karoline Kalb
Argonstrasse 7
86153 Augsburg
Phone +49 821/5584-0
Fax +49 821/5584-1135
www.washtec.de
washtec@washtec.de

WashTec AG
Argonstrasse 7
D-86153 Augsburg
Phone (+49 821) 55 84-0
Fax (+49 821) 55 84-1410


WashTec